Exhibit 5.1

August 21, 2017 Varian Medical Systems, Inc. 3100 Hansen Way Palo Alto, CA 94304	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

We are acting as counsel for Varian Medical Systems, Inc., a Delaware corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-8 (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of an aggregate of $150,000,000 in deferred compensation obligations that may be offered pursuant to the Varian Medical Systems, Inc. 2005 Deferred Compensation Plan, as amended and restated (the “Plan”). As your legal counsel, we have reviewed the actions proposed to be taken by you in connection with the deferred compensation obligations that may be offered pursuant to the terms of the Plan.

In connection with rendering the opinion set forth below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of instruments, documents, and records which we deemed relevant and necessary for the purpose of rendering our opinion set forth below. In such examination, we have assumed the following: (a) the authenticity of original documents and the genuineness of all signatures, (b) the conformity to the originals of all documents submitted to us as copies, and (c) the representations of officers and employees are correct as to questions of fact.

Our opinion herein is limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdictions. For purposes of the opinion set forth below, we have assumed that the Plan has been established and is intended to be maintained as a “top hat” plan under the Employee Retirement Income Security Act of 1974, as amended, which is a plan that is unfunded and maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that that deferred compensation obligations offered pursuant to the terms of the Plan will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and the terms of the Plan, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization or other similar laws effecting creditors’ rights generally, and (ii) subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). In addition, the manner in which any particular issue relating to the foregoing opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it.

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This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Very truly yours, /s/ Orrick, Herrington, & Sutcliffe, LLP Orrick, Herrington, & Sutcliffe LLP